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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
Commission File Number: 001-35627

MANCHESTER UNITED PLC
(Translation of registrant's name into English)

Old Trafford
Manchester M16 0RA
United Kingdom
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2013

MANCHESTER UNITED PLC
By:	/s/ EDWARD WOODWARD Name: Edward Woodward Title: Executive Vice Chairman

 EXHIBIT INDEX

Exhibit Number	Description
99.1	Manchester United plc Notice of 2013 Annual General Meeting of Shareholders, Notice of Internet Availability of Proxy Material and Limited Proxy Statement
99.2	Form of Proxy Card

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SIGNATURE
EXHIBIT INDEX